

Mesilla Valley Cannabis

Las Cruces, New Mexico

Mission Statement:

To provide a world-class cannabis retail and lounge experience in a safe and inspiring venue.

Growth Strategy

Fall 2022

Raise seed capital via Mainvest to launch late 2022.

Secure relationships with suppliers and team-members.

Retail Soft Launch

Spring 2023

Grand Opening of retail and consumption lounge followed by delivery and manufacturing.

Sub-lease extra space and develop manufacturing and distribution programs for additional revenue.

Fall 2023

Position retail, distribution and consumption lounge to become a top local performer.

Total market share is projected to be around half a billion dollars annually statewide in 2023.



The Problem

Customer Experience is lacking, stripped of cultural and social elements.

Education is not widely prioritized.

Overhead can break a cannabis business if not managed properly.

Supply Chain bottlenecks can appear in packaging, testing and product procurement.

The Solution

Our licenced facility is fully zoned for a **Vertically Integrated Cannabis Enterprise** including: sales, consumption, cultivation, manufacturing, & delivery.

Functioning as a **VICE** will allow for a localized supply chain and increased revenue opportunities while controlling quality.

Our highly trained team will serve as **ambassadors** to deliver our vision of a world-class cannabis experience.



$40Million

NM Reports Record

Sales August 2022

Revenue Model

Multiple streams of income will sustain us from the competitive hardships that come with this newly developing industry.

Developing and supporting local cannabis culture and lifestyle will be the bonding agent.

Eventual descheduling of cannabis will allow for interstate commerce and international export.

Retail / Venue

Manufacturing

Wholesale Distribution

Milestones



January 2022
Applied for Retail License

June 2022
Retail License Awarded

September 2022
Mainvest Campaign Launch

October 2022
Take advantage of October harvest and begin Tenant Improvements

December 2022
Dispensary Soft Opening

Jan Feb Mar Apr May Jun Jul Aug Sept Oct Nov Dec

Needs & Roadblocks

A Fluid and Dynamic Market.

The weekly changes in regulation and compliance make for a challenging landscape particularly in terms of compliance.

The fluctuating prices of cannabis can make it difficult to build accurate projections. Strong relationships with suppliers will be imperative for consistent price, quality and availability.

Our big win will be with the legislation and adoption of interstate commerce and the elimination of the current IRC 280e tax implications, unlocking lost revenue.

A solid team, including board of directors and advisors, will need to be assembled for efficiency and success.

Why is Mesilla Valley Cannabis Unique?

Programming - highly curated art, music and design coupled with immersive environmental design.

Location - unique and inspiring venue within walking distance from popular work, live and play destinations including Downtown Main Street.

Hospitality Focused - customer acquisition and retention will be secured by providing premium product selection and serving our customers with inspiring and transformative experiences.

Involved - over 12 months of participation in forming local legislative measures. From county and city regulations, to community outreach and activism, we are actively involved in destigmatizing cannabis and creating economic opportunity through government reform.


Community
Art
Location
Music

Social Impact

Community building is at the core of our values. Affordable housing development, community garden installations, neighborhood bicycle shops and micro-business development are what got us here.

Supporting the local money system by manufacturing hand-made goods is what inspires us.

By staying involved in local policy and placemaking, we will strive to create positive change in our local community. Job creation and tax contributions will also help to bolster existing efforts.

Products

From transdermal patches to premium flower and concentrates, our wide range of products will ensure all of our customers feel comfortable with their relationship to cannabis.

Edibles and topicals are typically underserved, yet always in high demand. Our focus on wellness and lifestyle products will compliment both recreational and medical consumers alike. Clean medicine will be our focus.

Why Now?

New Mexico is a new and emerging market primed for long-term investment.

As film, aerospace, manufacturing and other industries draw in the creative class, the demand for Mesilla Valley Cannabis will grow organically.

Our early market adoption will provide opportunity to gain market share and take advantage of premium initial returns.

Meet the Founder

Derrick Pacheco, 39 | Las Cruces, New Mexico

Derrick landed his first business contract at age 8 with McDonald's Corp. by being inquisitive, persistent and sociable. The design contract for incentive awards pushed Derrick to learn design software and computer programming.

Most recently, Derrick opened and operated a retro 1950's Diner which won a New Times "Best of Phoenix" award in 2020.

The restaurant was complimented by a string of unique Airbnb tiny home rental units, hosting over 7,000 guests from 47 different countries in just a few years.

Derrick's first Best of Phoenix award was nabbed in 2007 for his efforts in developing the largest monthly art walk in the nation. Hosting thousands of art and music lovers inside and outside of the venue in a single night was not uncommon.

Derrick is a serial entrepreneur who can assemble and lead a team through successful missions and complex situations. His passion and drive for success are infectious.



Summary

We are ready to launch the next phase of business.

With the incidentals and heavy lifting out of the way, the last hurdle is to capitalize Mesilla Valley Cannabis for a successful launch.

With your help, we can innovate and improve the face of cannabis and do our part to bring back American jobs and manufacturing.

Invest in Mesilla Valley Cannabis today!